Mail Stop 3233

                                                            March 5, 2018

Via E-mail
Allen R. Hartman
Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft Suite 420
Houston TX 77057

       Re:     Hartman Short Term Income Properties XX, Inc.
               Amendment No. 1 to Registration Statement on Form S-4 Filed February 6, 2018
               File No. 333-221930

Dear Mr. Hartman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2018 letter.

General

1. In your next amendment, please include updated historical and pro forma financial information as of and for the period ended December 31, 2017 pursuant to Rule 8-08 of
       Regulation S-X.

Questions and Answers

What is the organizational structure of the companies now and what will it look like after the
Mergers?, page 19

2.     We note your response to comment 4 and your revised disclosure on page
20. Please
       revise the tables to reflect the percentage of Hartman XX owned by the general public in
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
March 5, 2018
Page 2

       each table. Additionally, please revise the second table to clarify what is meant by
       "Allen R. Hartman and wholly owned subsidiaries" and what percentage of Hartman XX such persons own.

Risk Factors

The ownership percentage of HARTMAN XX, HARTMAN XIX, and HI-REIT stockholders will be diluted as a result of the Mergers, page 58

3. We note your response to comment 15, but we do not see revised disclosure in this risk factor. Further, we note that this risk factor does not address the potential dilutive effect of the mergers on Hartman XX's book value per common share. Please revise your risk factor disclosure to address this risk or advise us why such disclosure is not material.

The Companies

Hartman XX, page 74

4. We note your response to comment 16 and your revised disclosure in this section that the average effective annual rental per square foot is based on annualized base rental revenue. Please revise your disclosure to explain what adjustments are made to the annualized base rental revenue to calculate average effective annual rental per square foot. Please make similar revisions to the tables on pages 125 and 144.

The Combined Company

Compensation Discussion and Analysis, page 92

5. Please update your disclosure in this section and elsewhere, as appropriate, to include the required information for your recently completed fiscal year ended December 31, 2017.
       Please refer to Regulation S-K Compliance and Disclosure Question 117.05 and Item 402
       of Regulation S-K.

Combined Company Portfolio, page 157

6.     We note your response to comment 6 and your revised disclosure on page
33. Please
       remove from this section the statement that "the Combined Company will have a total capitalization of approximately $600 million" or revise your disclosure to clarify how capitalization is calculated.

Background of the Mergers, page 179

7. Please provide more detail on the negotiations that led to the supplemental opinions provided by Herrera Partners on December 14, 2016, and February 21,
2017.
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
March 5, 2018
Page 3

8. We note your disclosure on page 182 that on January 10, 2017, the special committees asked management to obtain reports from Pendo regarding the valuation report of Herrera
       Partners on the Advisor. Please clarify whether such a report from Pendo was received by the special committees. If Pendo delivered such a report to the special committees, please include the information required by Item 1015(b) of Regulation M-A and file the report as an exhibit, or advise us why including the disclosure or filing the report is not required. Please see Item 4(b) and Item 21(c) of Form S-4.

Opinions of the Financial Advisors and Fairness Opinions

Pendo Advisors, page 189

9. We note your response to comment 22 and your revised disclosure in this section, and we reissue the comment. Please revise your disclosure in this section to include all of the information required by Item 1015(b) of Regulation M-A, including without limitation a summary of the procedures Pendo followed, Pendo's findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from you or your affiliates, and any limitation imposed by you or your affiliates on the scope of the investigation. Refer to Item 4(b) of Form S-4.

WKW Financial Advisors, page 192

10. We note your response to comment 21 and your revised disclosure in this section. We further note your statement that WKW provided "valuation services to HARTMAN XX,
       HARTMAN XIX, and /or HI-REIT and their subsidiaries in 2009, 2011, 2012, 2013,
       2014, 2015, 2016 and 2017." Please revise to disclose any fees received by WKW or its affiliates from Hartman XX, Hartman XIX, and HI-REIT during the past two years.
       Refer to Item 1015(b)(4) of Regulation M-A.

11. Please revise your disclosure in this section to include all of the information required by
       Item 1015(b) of Regulation M-A, including without limitation a summary of the procedures WKW followed, WKW's findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from you or your affiliates, and any limitation imposed by you or your affiliates on the scope of the investigation. Refer to Item 4(b) of Form S-4.

12. We note your disclosure on page 193 that WKW concluded that the value of each property was the higher of the capitalized value or the Ad Valorem value. Please revise your disclosure to explain why the Ad Valorem value is a useful valuation measure when compared to the other approaches considered by WKW. Please also revise Annex E to include the Ad Valorem values of properties owned by Hartman XX.

Herrera, page 193
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
March 5, 2018
Page 4

13. Please revise your disclosure in this section to include all of the information required by
       Item 1015(b) of Regulation M-A, including without limitation a summary of the procedures Herrera followed, Herrera's findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from you or your affiliates, and any limitation imposed by you or your affiliates on the scope of the investigation. Refer to Item 4(b) of Form S-4.

The Merger Agreements

Merger Consideration, page 216

14. We note your response to comment 24 and your revised disclosure in this section. Please revise your disclosure to clarify how the "agreed net asset value contributed by each of the merger parties" was calculated and by whom. Please also describe the basis for and assumptions underlying the net asset value calculations.

Experts, page 274

15. We note your disclosure that the financial statement schedules of Hartman XIX and HI-
       REIT are included in the registration statement. However, we are unable to locate these financial statement schedules in the filing. Please revise your disclosure to include this information or tell us why it is not necessary.

Unaudited Pro Forma Consolidated Financial Statements, App IV-1

16. We note your disclosure that the unaudited pro forma condensed consolidated balance sheets as of September 30, 2017 and December 31, 2016 have been prepared as if the mergers had occurred as of that date. Please note that the unaudited pro forma balance sheet presentation should be presented assuming the mergers were completed on the date of the latest balance sheet included in the filing. Please revise your presentation accordingly. Reference is made to Rule 8-05(b)(2) of Regulation S-X.

17. Please revise to disclose historical basic and diluted earnings per share and the related weighted average shares used to compute basic and diluted earnings per share on the face of the pro forma statements of operations. Please refer to Rule 11-02(b)(7) of Regulation
       S-X.

Notes to Unaudited Pro Forma Consolidated Financial Statements, App IV-8

18. Please revise your disclosure to ensure that the footnotes to the pro forma financial statements provide disaggregated information that clearly discloses each of the components of the adjustments thereto, the amounts related to each of the components and how the amounts were determined.
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
March 5, 2018
Page 5

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Eric McPhee,
Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at
(202) 551-3207 or me at (202) 551-3466 with any other questions.

                                                           Sincerely,

                                                           /s/ Coy Garrison

                                                           Coy Garrison
                                                           Special Counsel
                                                           Office of Real
Estate and
                                                           Commodities

cc:    Aaron C. Hendricson, Esq.